SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

VECTOR GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

92240M108
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M108	2

NAMES OF REPORTING PERSONS

1	Phillip Frost, M.D.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
2	(b) ☐

SEC USE ONLY

3

SOURCE OF FUNDS (SEE INSTRUCTIONS)

4	OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

6	United States of America

		SOLE VOTING POWER

NUMBER OF	7	0

SHARES		SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8	17,031,964 [1]

EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	9	0

WITH		SHARED DISPOSITIVE POWER

	10	17,031,964[1]

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11	17,031,964 [1]

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13	16.7%[2]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14	IN

1 Includes 12,776,245 Common Shares of the Issuer held by the Gamma Trust (as defined herein), 2,121,479 Common Shares held by Nevada Trust (as defined herein), 2,121,479 Common Shares to be issued upon the conversion of the 6.75% Notes (as defined in the 13D/A dated May 11, 2009) held by Nevada Trust, and 12,761 Common Shares held by Mrs. Frost (as defined herein).

2 The calculation of the percentage is based on (i) 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014 and (ii) 2,121,479 Common Shares to be issued upon the conversion of the 6.75% Notes held by Nevada Trust.

CUSIP No.	92240M108	3

NAMES OF REPORTING PERSONS

1	Frost Gamma Investments Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
2	(b) ☐

SEC USE ONLY

3

SOURCE OF FUNDS (SEE INSTRUCTIONS)

4	WC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

6	Florida

		SOLE VOTING POWER

NUMBER OF	7	0

SHARES		SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8	12,776,245

EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	9	0

WITH		SHARED DISPOSITIVE POWER

	10	12,776,245

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11	12,776,245

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13	12.8%[3]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14	OO

3 The calculation of the percentage is based on 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP No.	92240M108	4

NAMES OF REPORTING PERSONS

1	Frost Nevada Investments Trust

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
2	(b) ☐

SEC USE ONLY

3

SOURCE OF FUNDS (SEE INSTRUCTIONS)

4	WC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

6	Florida

		SOLE VOTING POWER

NUMBER OF	7	0

SHARES		SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8	4,242,958 [4]

EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	9	0

WITH		SHARED DISPOSITIVE POWER

	10	4,242,958 [4]

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11	4,242,958 [4]

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13	4.2%[5]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14	OO

4 Includes 2,121,479 Common Shares issuable upon conversion of the 6.75% Notes.

5 The calculation of the percentage is based on 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014, and (ii) 2,121,479 Common Shares to be issued upon the conversion of the 6.75% Notes held by Nevada Trust.

CUSIP No.	92240M108	5

NAMES OF REPORTING PERSONS

1	Patricia Frost

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
2	(b) ☐

SEC USE ONLY

3

SOURCE OF FUNDS (SEE INSTRUCTIONS)

4	OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

6	United States of America

		SOLE VOTING POWER

NUMBER OF	7	0

SHARES		SHARED VOTING POWER
BENEFICIALLY
OWNED BY	8	12,761 [6]

EACH		SOLE DISPOSITIVE POWER
REPORTING
PERSON	9	0

WITH		SHARED DISPOSITIVE POWER

	10	12,761 [6]

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11	12,761[6]

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13	0.01%[7]

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

14	IN

6 These shares are owned by Mrs. Frost, the spouse of Frost (as defined herein). Frost disclaims beneficial ownership of these shares.

7 The calculation of the percentage is based on 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014.

6

SCHEDULE 13D/A

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Fourth Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, as amended by Amendment No. 1 thereto filed by Frost, the Gamma Trust, Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”), and Patricia Frost (“Mrs. Frost”) with the SEC on March 24, 2009 and as further amended by Amendment No. 2 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on May 15, 2009, as further amended by Amendment No. 3 thereto filed by Frost, the Gamma Trust, the Nevada Trust and Mrs. Frost with the SEC on November 25, 2011 (together, the “Original 13D”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding thereto the following:

On March 14, 2014, Nevada Trust converted $25,000,000 of the Issuer’s 6.75% Notes due 2014 held by it into 2,121,479 common shares of the Issuer.

7

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

	Number of		Sole or Shared	Sole or Shared	% of Total
Name	Common Shares		Voting	Dispositive	Outstanding

Phillip Frost, M.D.	17,031,964	8 9	Shared10 12 14	Shared10 12 14	16.7%[11]
Frost Gamma Investments Trust	12,776,245		Shared[12]	Shared[12]	12.8%[13]
Frost Nevada Investments Trust	4,242,958	[9]	Shared[14]	Shared[14]	4.2%[11]
Patricia Frost	12,761		Shared[10]	Shared[10]	0.01%[13]

(c) The only transactions effectuated within the past 60 days in the Shares are set forth in Item 4 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On March 14, 2014, Nevada Trust converted $25,000,000 of the Issuer’s 6.75% Notes due 2014 into 2,121,479 common shares of the Issuer.

8 Includes 12,776,245 Common Shares held by the Gamma Trust and 12,761 Common Shares held by Mrs. Frost.

9 Includes 2,121,479 Common Shares held by the Nevada Trust and 2,121,479 Common Shares issuable upon conversion of 6.75% Notes held by the Nevada Trust.

10 Includes Common Shares held of record by Mrs. Frost. Reporting Person disclaims beneficial ownership of these shares.

11 The calculation of the percentage is based on (i) 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014, and (ii) 2,121,479 Common Shares to be issued upon the conversion of the 6.75% Notes held by Nevada Trust.

12 Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Frost is also the sole shareholder of Frost-Nevada Corporation.

13 The calculation of the percentage is based on 99,711,494 shares as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014.

14 Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

/s/ Patricia Frost
Patricia Frost